SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ADT Inc.

(Name of Subject Company (Issuer))

Title of Class of Securities	CUSIP Number of Class of Securities
Common Stock, par value $0.01 per share	00090Q103

David Smail

Executive Vice President, Chief Legal Officer and Secretary

ADT Inc.

1501 Yamato Road

Boca Raton, Florida 33431

Telephone: (561) 988-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s) Filing Statement)

Copies to:

Andrew J. Pitts, Esq.

O. Keith Hallam, III, Esq.

C. Daniel Haaren, Esq.

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, New York 10019

Telephone: (212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on September 27, 2022 and Amendment No. 2 to the Tender Offer Statement on Schedule TO filed on October 13, 2022, (as it may be further amended or supplemented from time to time, the “Schedule TO”), initially filed by ADT Inc., a Delaware corporation (“ADT” or the “Company”), on September 12, 2022, pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase up to 133,333,333 shares (the “Shares”) of the Company’s common stock, par value $0.01 per share (the “Common Stock”), including Shares issuable upon conversion of shares of the Company’s Class B common stock, par value $0.01 per share, at a price of $9.00 per Share (the “Purchase Price”), less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 12, 2022 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Offer”).

This Amendment No. 3 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Exchange Act. Except as otherwise set forth below in this Amendment No. 3, the information set forth in the Schedule TO, including all exhibits thereto that were previously filed with the Schedule TO, remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 3.

Items 11. Additional Information.

(1)	Item 11 of Schedule TO is hereby amended and supplemented by adding the following:

On October 21, 2022, the Company issued a press release announcing the preliminary results of the Offer, which expired at 12:00 midnight, New York City time, at the end of the day on Thursday, October 20, 2022. A copy of the press release is filed as Exhibit (a)(5)(F) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 is hereby amended and supplemented by adding the following exhibit:

(a)(5)(F)	Press Release issued by ADT Inc. on October 21, 2022.*

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADT INC.

By:	/s/ David Smail
	Name:	David Smail
	Title:	Executive Vice President, Chief Legal Officer and Secretary

Dated: October 21, 2022